Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2012

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

1ST QUARTER 2012 UNAUDITED RESULTS

•	Royal Dutch Shell’s first quarter 2012 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $7.7 billion compared with $6.9 billion in the same quarter a year ago.

•	First quarter 2012 CCS earnings excluding identified items (see page 10) were $7.3 billion compared with $6.3 billion in the first quarter 2011, an increase of 16%.

•	Basic CCS earnings per share excluding identified items for the first quarter 2012 increased by 15% versus the same quarter a year ago.

•

Cash flow from operating activities for the first quarter 2012 was $13.4 billion. Excluding net working capital movements, cash flow from operating activities in the first quarter 2012 was $12.7 billion.

•

Capital investment for the first quarter 2012 was $7.0 billion. Net capital investment (see Note 1) for the quarter was $4.6 billion. Total dividends distributed in the quarter were $2.7 billion, of which $1.0 billion were settled under the Scrip Dividend Programme.

•	Gearing at the end of the first quarter 2012 was 9.9%.

•	A first quarter 2012 dividend has been announced of $0.43 per ordinary share and $0.86 per American Depositary Share (ADS), an increase of 2.4% compared with the first quarter 2011 US dollar dividend.

SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011%[1]
Income attributable to shareholders	8,719	6,500	8,780	-1
Current cost of supplies (CCS) adjustment for Downstream	(1,060)	(41)	(1,855)
CCS earnings	7,659	6,459	6,925	+11
Less: Identified items[2]	380	1,613	637
CCS earnings excluding identified items	7,279	4,846	6,288	+16
Of which:
Upstream	6,253	5,107	4,638
Downstream	1,121	(278)	1,653
Corporate and Non-controlling interest	(95)	17	(3)
Cash flow from operating activities	13,439	6,465	8,621	+56
Basic CCS earnings per share ($)	1.23	1.04	1.12	+10
Basic CCS earnings per ADS ($)	2.46	2.08	2.24
Basic CCS earnings per share excl. identified items ($)	1.17	0.78	1.02	+15
Basic CCS earnings per ADS excl. identified items ($)	2.34	1.56	2.04
Dividend per share ($)	0.43	0.42	0.42	+2
Dividend per ADS ($)	0.86	0.84	0.84

[1]	Q1 on Q1 change
[2]	See page 10

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“We are making good progress against our targets to deliver a more competitive performance. Our profits pay for Shell’s dividends and substantial investments in new energy projects, to ensure affordable, reliable energy supplies for our customers, which create value for our shareholders.

Shell’s first quarter 2012 earnings increased from year-ago levels, through a combination of improved operating performance, increased upstream volumes and strong oil prices. Energy demand fundamentals are robust, but with near-term volatility in energy prices as a result of economic and political events. In downstream and North American natural gas we see continued challenges for our industry.”

“We are implementing our strategy by improving near-term performance, delivering a new wave of production growth and maturing the next generation of growth options for shareholders. Shell sold $2.4 billion of upstream and downstream positions during the quarter, enhancing our financial flexibility and capital efficiency, and unlocking new growth potential. Asset sales for 2012 are likely to be over $4 billion, compared with our earlier guidance of $2-3 billion.”

“During the quarter, production commenced at the Caesar/Tonga project in the Gulf of Mexico and the Pluto LNG project in Australia reached ready-for-start-up status. These two non-operated positions are expected to add a total of some 40 thousand barrels of oil equivalent per day (“boe/d”) at peak for Shell and 0.9 million tonnes per annum (“mtpa”) of LNG capacity. The ramp-up of Shell’s flagship Pearl GTL project in Qatar continued during the quarter, and the project is on track to reach full capacity in the middle of 2012. In the last few weeks, crude oil processing commenced at the Port Arthur refinery expansion project, creating one of the largest refineries in the United States.”

“This is all part of a portfolio of 26 projects that Shell is developing worldwide today,” Voser continued. “This industry-leading project line-up, combined with a focus on innovation and competitive performance across the company, will drive Shell to the clear targets we have set out for shareholders, namely around $175-200 billion of cash flow from operations in total for 2012-15, and a production potential of some 4 million boe/d in 2017-18.”1

Voser added: “We continue to mature new investment options for medium-term growth, including new exploration acreage and positive results from the on-going appraisal of the Appomattox oil discovery in the Gulf of Mexico. I am also very pleased to welcome new strategic partners into Shell’s Prelude Floating LNG project in Australia, as we continue to develop new international natural gas resources and markets.”

“The resumption of measured, affordable dividend growth we have confirmed today reflects the improving financial position of the company and delivery of our strategy,” concluded Voser.

1 Production outlook at $80 per barrel oil price, after ~250 thousand boe/d of expected asset sales and licence expiries. Cash flow from operations outlook at $80-$100 per barrel Brent oil price and improved North American natural gas prices and downstream margins relative to 2011. Cash flow from operations excludes working capital movements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

FIRST QUARTER 2012 PORTFOLIO DEVELOPMENTS

Upstream

In Australia, first gas entered the 4.3 mtpa capacity Pluto LNG project (Shell indirect share 21%). The project is expected to produce some 140 thousand boe/d at peak production.

Shell signed a binding agreement for the long-term supply of 2 mtpa of LNG to CPC Corporation, Taiwan (“CPC”) for 20 years from 2016.

In the United States, first production was achieved at the Caesar/Tonga deepwater project (Shell share 22.5%) in the Gulf of Mexico. At peak the project is expected to produce some 40 thousand boe/d.

Shell continued to divest Upstream positions during the first quarter of 2012, with proceeds totalling some $2.1 billion, including among others its 40% participating interest in the oil and gas exploration block BS-4 in the Santos Basin offshore Brazil and the proceeds from the sale of Shell’s interests in the natural gas transport infrastructure joint venture Gassled in Norway.

Also, in Australia, Shell agreed to sell a combined 32.5% participating interest in the Prelude Floating LNG project under separate agreements to Inpex (17.5%), Kogas (10%) and CPC (5%), with divestment proceeds expected later in 2012. The completion of these transactions is subject to conditions precedent including regulatory approvals. The combined 32.5% participating interest represents a net book value of some $0.5 billion at the end of the first quarter 2012.

During the first quarter of 2012, Shell had a successful appraisal at the Appomattox discovery (Shell share 80%) in the Gulf of Mexico. This prospect is now believed to hold around 500 million boe of potential resources, doubling the previous estimates, with further upside potential.

As part of its global exploration programme, Shell spent some $0.6 billion on new acreage positions during the quarter, totalling some 77,000 square kilometres. New offshore positions include Nova Scotia in Canada, Malaysia, Tanzania, and United Kingdom North Sea as well as exploration rights in the Orange Basin, South Africa. Onshore positions were added in Albania, Argentina, Canada, China and the United States.

In April, Cove Energy Plc’s (“Cove Energy”) management has recommended Shell’s intended cash offer of £2.20 per share for the entire issued and to be issued share capital of Cove Energy. Cove Energy has a 8.5% stake in the Mozambique Rovuma Offshore Area 1 Block, a 10% stake in an onshore block in Mozambique and various stakes in 7 offshore blocks in Kenya. The offer values Cove Energy at some $1.8 bilion.

Downstream

Shell continued to divest Downstream positions during the first quarter of 2012 with proceeds totalling some $0.3 billion. Divestments included retail stations in North America and an LPG business in Asia Pacific. Shell also completed the sale of the majority of its shareholding of its downstream businesses in Côte d’Ivoire, Burkina Faso and Guinea. This represents the second stage of the divestment of the majority of Shell’s shareholding in most of its downstream businesses in Africa as announced in February 2011, with the remainder expected to be completed later in 2012.

In April, crude oil processing commenced at the Port Arthur refinery expansion project of Motiva Enterprises (Shell share 50%) in the United States. Following this expansion of 325 thousand barrels per day (“b/d”), total capacity of the Port Arthur refinery is some 600 thousand b/d, making it one of the largest refineries in the country.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

KEY FEATURES OF THE FIRST QUARTER 2012

•	First quarter 2012 CCS earnings (see Note 1) were $7,659 million, 11% higher than in the same quarter a year ago.

•	First quarter 2012 CCS earnings excluding identified items (see page 10) were $7,279 million compared with $6,288 million in the first quarter 2011.

•	Basic CCS earnings per share increased by 10% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 15% versus the same quarter a year ago.

•

Cash flow from operating activities for the first quarter 2012 was $13.4 billion, compared with $8.6 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the first quarter 2012 was $12.7 billion, compared with $13.1 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the first quarter 2012 was $4.6 billion. Capital investment for the first quarter 2012 was $7.0 billion and proceeds from divestments were $2.4 billion.

•

Total dividends distributed in the first quarter 2012 were $2.7 billion of which $1.0 billion were settled by issuing some 27.5 million Class A shares under the Scrip Dividend Programme for the fourth quarter 2011.

•	Return on average capital employed (see Note 6) at the end of the first quarter 2012 on a reported income basis was 15.4%.

•	Gearing was 9.9% at the end of the first quarter 2012 versus 14.0% at the end of the first quarter 2011.

•

Oil and gas production for the first quarter 2012 was 3,552 thousand boe/d. Excluding the impact of divestments, exits and PSC price effects, first quarter 2012 production was 4% higher than in the same period last year.

•	LNG sales volumes of 5.17 million tonnes in the first quarter 2012 were 17% higher than in the same quarter a year ago.

•	Oil products sales volumes were 3% lower than in the first quarter 2011. Chemicals product sales volumes in the first quarter 2012 decreased by 7% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the first quarter 2012 is available at www.shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

SUMMARY OF IDENTIFIED ITEMS

Earnings in the first quarter 2012 reflected the following items, which in aggregate amounted to a net gain of $380 million reflecting divestment gains, which were partly offset by a tax provision, a charge related to a true-up of employee compensation and the fair value accounting for commodity derivatives (see Note 5), as summarised in the table below. Earnings in the first quarter 2011 included a net gain of $637 million.

•	Upstream earnings included a net gain of $453 million, mainly reflecting gains related to divestments. Earnings for the first quarter 2011 included a net gain of $1,120 million.

•	Downstream earnings included a net gain of $198 million, mainly reflecting gains related to divestments. Earnings for the first quarter 2011 included a net charge of $483 million.

•	Corporate and Non-controlling interest earnings included a net charge of $271 million, mainly reflecting a tax provision.

SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011
Segment earnings impact of identified items:
Upstream	453	1,458	1,120
Downstream	198	34	(483)
Corporate and Non-controlling interest	(271)	121	—
Earnings impact	380	1,613	637

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on pages 11 to 13 and onwards.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011%[1]
Upstream earnings excluding identified items	6,253	5,107	4,638	+35
Upstream earnings	6,706	6,565	5,758	+16

Upstream cash flow from operating activities	8,788	6,485	6,672	+32

Upstream net capital investment	3,772	7,363	1,727	+118

Liquids production available for sale (thousand b/d)	1,682	1,644	1,678	—
Natural gas production available for sale (million scf/d)	10,844	9,633	10,593	+2
Barrels of oil equivalent (thousand boe/d)	3,552	3,305	3,504	+1

LNG sales volumes (million tonnes)	5.17	4.84	4.42	+17

[1]	Q1 on Q1 change

First quarter Upstream earnings excluding identified items were $6,253 million compared with $4,638 million a year ago. Identified items were a net gain of $453 million, compared with a net gain of $1,120 million in the first quarter 2011 (see page 10).

Upstream earnings excluding identified items increased compared with the first quarter 2011. Earnings benefited from increased liquids sales volumes, mainly as a result of the ramp-up of Pearl GTL, and higher liquids realisations. Earnings also reflected increased LNG realisations, LNG sales volumes and trading contributions. These items were partly offset by higher depreciation, increased operating expenses and lower gas realisations in North America.

Global liquids realisations were 15% higher than in the first quarter 2011. Global natural gas realisations were 8% higher than in the same quarter a year ago. Natural gas realisations in the Americas decreased by 32%, whereas natural gas realisations outside the Americas increased by 20%.

First quarter 2012 production was 3,552 thousand boe/d compared with 3,504 thousand boe/d a year ago. Liquids production was in line and natural gas production increased by 2% compared with the first quarter 2011. Excluding the impact of divestments, exits and PSC price effects, first quarter 2012 production was 4% higher than in the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 290 thousand boe/d to production in the first quarter 2012, in particular from Pearl GTL and Qatargas 4 LNG in Qatar, which more than offset the impact of field declines.

LNG sales volumes of 5.17 million tonnes were 17% higher than in the same quarter a year ago, reflecting the contribution from the Qatargas 4 project as well as higher volumes from Nigeria LNG.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 11

DOWNSTREAM

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011%[1]

Downstream CCS earnings excluding identified items	1,121	(278)	1,653	-32
Downstream CCS earnings	1,319	(244)	1,170	+13

Downstream cash flow from operating activities	3,208	324	451	+611

Downstream net capital investment	786	2,362	(118)	—

Refinery processing intake (thousand boe/d)	2,782	2,666	3,030	-8

Oil products sales volumes (thousand b/d)	5,960	6,155	6,167	-3

Chemicals sales volumes (thousand tonnes)	4,679	4,440	5,010	-7

[1]	Q1 on Q1 change

First quarter Downstream earnings excluding identified items were $1,121 million compared with $1,653 million in the first quarter 2011. Identified items were a net gain of $198 million, compared with a net charge of $483 million in the first quarter 2011 (see page 10).

Downstream earnings excluding identified items decreased compared with the first quarter 2011. Earnings benefited from the Raízen joint venture in Brazil and lower operating expenses. These items were more than offset by lower realised refining margins, reflecting the weaker global refining environment, and lower marketing contributions mainly as a result of a reduced portfolio following divestments. Chemicals earnings were in line with the first quarter 2011.

Oil products sales volumes decreased by 3% compared with the same period a year ago, mainly as a result of portfolio divestments. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, totalling some 190 thousand b/d, sales volumes were in line with the same period last year.

Chemicals sales volumes decreased by 7% compared with the same quarter last year, mainly due to reductions in European capacity and rationalisation of the contract portfolio. Chemicals manufacturing plant availability increased to 94% compared with 92% in the first quarter 2011.

Refinery intake volumes decreased by 8% compared with the first quarter 2011. Excluding portfolio impacts, refinery intake volumes were 1% lower than in the same period a year ago. Refinery availability increased to 94% compared with 92% in the first quarter 2011.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011
Corporate and Non-controlling interest excluding identified items	(95)	17	(3)
Of which:
Corporate	(30)	24	99
Non-controlling interest	(65)	(7)	(102)
Corporate and Non-controlling interest	(366)	138	(3)

First quarter Corporate results and Non-controlling interest excluding identified items were a loss of $95 million, compared with a loss of $3 million in the same period last year. Identified items in the first quarter of 2012 were a net charge of $271 million (see page 10).

Corporate results excluding identified items decreased compared with the first quarter 2011. Results mainly reflected increased net interest expense which was partly offset by currency exchange gains.

FORTHCOMING EVENTS

Second quarter 2012 results and second quarter 2012 dividend are scheduled to be announced on July 26, 2012. Third quarter 2012 results and third quarter 2012 dividend are scheduled to be announced on November 1, 2012. The Annual General Meeting will be held on May 22, 2012.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011%[1]
Revenue	119,920	115,575	109,923
Share of profit of equity-accounted investments	2,940	2,233	2,337
Interest and other income	914	1,320	2,582
Total revenue and other income	123,774	119,128	114,842
Purchases	94,069	91,865	84,810
Production and manufacturing expenses	6,049	6,993	5,913
Selling, distribution and administrative expenses	3,689	3,706	3,364
Research and development	295	404	219
Exploration	362	825	401
Depreciation, depletion and amortisation	3,402	3,243	3,317
Interest expense	552	287	395
Income before taxation	15,356	11,805	16,423	-6
Taxation	6,522	5,337	7,498
Income for the period	8,834	6,468	8,925	-1
Income attributable to non-controlling interest	115	(32)	145
Income attributable to Royal Dutch Shell plc shareholders	8,719	6,500	8,780	-1

EARNINGS PER SHARE

$	Quarters
	Q1 2012	Q4 2011	Q1 2011
Basic earnings per share	1.40	1.04	1.42
Diluted earnings per share	1.40	1.04	1.42

SHARES2

Millions	Quarters
	Q1 2012	Q4 2011	Q1 2011
Weighted average number of shares as the basis for:
Basic earnings per share	6,229.4	6,231.3	6,163.3
Diluted earnings per share	6,239.1	6,241.0	6,174.0
Shares outstanding at the end of the period	6,273.8	6,220.1	6,207.4

[1]	Q1 on Q1 change.
[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011
Income for the period	8,834	6,468	8,925
Other comprehensive income, net of tax:
Currency translation differences	1,885	(1,310)	2,134
Unrealised gains/(losses) on securities	(105)	1,671	(19)
Cash flow hedging gains/(losses)	(450)	(133)	22
Share of other comprehensive income/(loss) of equity-accounted investments	(109)	(39)	99
Other comprehensive income for the period	1,221	189	2,236
Comprehensive income for the period	10,055	6,657	11,161
Comprehensive income/(loss) attributable to non-controlling interest	158	(603)	173
Comprehensive income attributable to Royal Dutch Shell plc shareholders	9,897	7,260	10,988

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2012	536	(2,990)	8,984	162,987	169,517	1,486	171,003
Comprehensive income for the period	—	—	1,178	8,719	9,897	158	10,055
Capital contributions from and other changes in non-controlling interest	—	—	—	48	48	(75)	(27)
Dividends paid	—	—	—	(2,670)	(2,670)	(24)	(2,694)
Scrip dividends[1]	3	—	(3)	999	999	—	999
Repurchases of shares[2]	—	—	—	(627)	(627)	—	(627)
Shares held in trust: net sales/ (purchases) and dividends received	—	1,013	—	44	1,057	—	1,057
Share-based compensation	—	—	(135)	(439)	(574)	—	(574)
At March 31, 2012	539	(1,977)	10,024	169,061	177,647	1,545	179,192

[1]	During the first quarter of 2012 some 27.5 million Class A shares, equivalent to $1.0 billion, were issued under the Scrip Dividend Programme.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at March 31, 2012.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 15

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	—	—	2,208	8,780	10,988	173	11,161
Capital contributions from and other changes in non-controlling interest	—	—	—	—	—	9	9
Dividends paid	—	—	—	(2,626)	(2,626)	(71)	(2,697)
Scrip dividends[1]	3	—	(3)	1,068	1,068	—	1,068
Shares held in trust: net sales/ (purchases) and dividends received	—	603	—	42	645	—	645
Share-based compensation	—	—	(307)	24	(283)	—	(283)
At March 31, 2011	532	(2,186)	11,992	147,467	157,805	1,878	159,683

[1]	During the first quarter 2011 some 31.1 million Class A shares, equivalent to $1.1 billion, were issued under the Scrip Dividend Programme.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 16

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	March 31, 2012	Dec 31, 2011	March 31, 2011
Assets
Non-current assets:
Intangible assets	4,545	4,521	4,725
Property, plant and equipment	155,239	152,081	144,835
Equity-accounted investments	39,534	37,990	35,558
Investments in securities	5,454	5,492	3,971
Deferred tax	4,666	4,732	5,661
Prepaid pension costs	11,816	11,408	10,874
Trade and other receivables	10,061	9,256	9,360
	231,315	225,480	214,984

Current assets:
Inventories	34,163	28,976	33,632
Trade and other receivables	78,798	79,509	78,103
Cash and cash equivalents	15,024	11,292	16,608
	127,985	119,777	128,343

Total assets	359,300	345,257	343,327

Liabilities
Non-current liabilities:
Debt	29,116	30,463	31,788
Trade and other payables	4,542	4,921	4,417
Deferred tax	15,887	14,649	15,573
Retirement benefit obligations	6,064	5,931	6,105
Decommissioning and other provisions	16,010	15,631	14,321
	71,619	71,595	72,204

Current liabilities:
Debt	5,657	6,712	10,839
Trade and other payables	85,360	81,846	82,270
Taxes payable	14,113	10,606	14,794
Retirement benefit obligations	408	387	393
Decommissioning and other provisions	2,951	3,108	3,144
	108,489	102,659	111,440

Total liabilities	180,108	174,254	183,644

Equity attributable to Royal Dutch Shell plc shareholders	177,647	169,517	157,805

Non-controlling interest	1,545	1,486	1,878
Total equity	179,192	171,003	159,683

Total liabilities and equity	359,300	345,257	343,327

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2012	Q4 2011	Q1 2011
Cash flow from operating activities
Income for the period	8,834	6,468	8,925
Adjustment for:
- Current taxation	5,479	5,816	5,901
- Interest expense (net)	499	275	356
- Depreciation, depletion and amortisation	3,402	3,243	3,316
- Net (gains)/losses on sale of assets	(524)	(1,150)	(2,192)
- Decrease/(increase) in net working capital	770	(688)	(4,511)
- Share of profit of equity-accounted investments	(2,940)	(2,233)	(2,337)
- Dividends received from equity-accounted investments	2,582	3,196	1,523
- Deferred taxation and decommissioning and other provisions	971	(159)	1,578
- Other	(408)	(550)	213
Net cash from operating activities (pre-tax)	18,665	14,218	12,772

Taxation paid	(5,226)	(7,753)	(4,151)

Net cash from operating activities	13,439	6,465	8,621

Cash flow from investing activities
Capital expenditure	(6,456)	(9,914)	(4,146)
Investments in equity-accounted investments	(1,298)	(315)	(703)
Proceeds from sales of assets	2,372	1,175	3,111
Proceeds from sales of equity-accounted investments	57	43	53
Proceeds from sales/(purchases) of securities (net)	(40)	83	1
Interest received	48	11	37
Net cash used in investing activities	(5,317)	(8,917)	(1,647)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	(453)	(841)	(2,637)
Other debt: New borrowings	610	5	481
Repayments	(2,967)	(585)	(236)
Interest paid	(454)	(470)	(500)
Change in non-controlling interest	10	11	9
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(1,671)	(1,688)	(1,558)
- Non-controlling interest	(24)	(64)	(71)
Repurchases of shares	—	(289)	—
Shares held in trust: net sales/(purchases) and dividends received	205	(1,342)	144
Net cash used in financing activities	(4,744)	(5,263)	(4,368)

Currency translation differences relating to cash and cash equivalents	354	(249)	558
Increase/(decrease) in cash and cash equivalents	3,732	(7,964)	3,164
Cash and cash equivalents at beginning of period	11,292	19,256	13,444
Cash and cash equivalents at end of period	15,024	11,292	16,608

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements

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NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively “Shell”) are prepared in accordance with IAS 34 and should be read in conjunction with the Annual Report and Form 20-F for the year ended December 31, 2011 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not comprise statutory accounts for the purposes of section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2011 were published in Shell’s Annual Report and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Information by business segment

$ million	Quarters
	Q1 2012	Q1 2011
Third-party revenue
Upstream	11,990	9,652
Downstream	107,918	100,259
Corporate	12	12
Total third-party revenue	119,920	109,923
Inter-segment revenue
Upstream	13,451	11,998
Downstream	212	180
Corporate	—	—
Segment earnings
Upstream	6,706	5,758
Downstream	1,319	1,170
Corporate	(264)	99
Total segment earnings	7,761	7,027

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 19

$ million	Quarters
	Q1 2012	Q1 2011
Total segment earnings	7,761	7,027
Current cost of supplies adjustment:
Purchases	1,195	2,223
Taxation	(342)	(633)
Share of profit of equity-accounted investments	220	308
Income for the period	8,834	8,925

3. Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	Class A	Class B
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	27,498,073	—	—
At March 31, 2012	3,696,048,510	2,661,403,172	50,000

Nominal value

$ million	Class A	Class B	Total
At January 1, 2012	312	224	536
Scrip dividends	3	—	3
At March 31, 2012	315	224	539
The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell’s Annual General Meeting on May 17, 2011, the Board was authorised to allot shares and grant rights to subscribe for or convert any securities into shares of Royal Dutch Shell plc up to a total nominal amount of €146 million (representing 2,086 million ordinary shares of €0.07 each). This authority expires at the earlier of August 17, 2012, and the conclusion of the Annual General Meeting held in 2012, unless previously revoked or varied in a General Meeting of Shareholders.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2012	3,432	154	60	1,571	3,767	8,984
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,178	1,178
Scrip dividends	(3)	—	—	—	—	(3)
Share-based compensation	—	—	—	(135)	—	(135)
At March 31, 2012	3,429	154	60	1,436	4,945	10,024

At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	2,208	2,208
Scrip dividends	(3)	—	—	—	—	(3)
Share-based compensation	—	—	—	(307)	—	(307)
At March 31, 2011	3,439	154	57	1,176	7,166	11,992

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company plc, now The Shell Transport and Trading Company Limited, in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 20

5. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

6. Return on average capital employed (ROACE)

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

LIQUIDITY AND CAPITAL RESOURCES

Net cash from operating activities in the first quarter 2012 was $13.4 billion compared with $8.6 billion for the same period last year.

Total current and non-current debt decreased to $34.8 billion at March 31, 2012 from $42.6 billion at March 31, 2011 while cash and cash equivalents decreased to $15.0 billion at March 31, 2012 from $16.6 billion at March 31, 2011. No new debt was issued under the US shelf registration programme or under the euro medium-term note programme during the first quarter of 2012.

Net capital investment in the first quarter 2012 was $4.6 billion, of which $3.8 billion was invested in Upstream and $0.8 billion in Downstream. Net capital investment in the same period of 2011 was $1.7 billion, of which $1.7 billion was invested in Upstream and $0.1 billion in Corporate whereas there were net receipts in Downstream of $0.1 billion.

Dividends of $0.43 per share are announced on April 26, 2012 in respect of the first quarter. These dividends are payable on June 21, 2012. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2011 for additional information on the dividend access mechanism.

Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 21

APPENDIX

Net capital investment by business segment

Net capital investment is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

	$ million
	Three months ended
	March 31, 2012	March 31, 2011
Net capital investment:
Upstream	3,772	1,727
Downstream	786	(118)
Corporate	46	96

Total	4,604	1,705
Proceeds from divestments	2,389	3,165

Capital investment	6,993	4,870
Exploration expenses excluding exploration wells written off	(331)	(290)
Investments in equity-accounted investments	(1,298)	(703)
Leases and other items	1,092	269

Capital expenditure	6,456	4,146

Return on average capital employed (ROACE)

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE	$ million
	Last twelve months
	March 31, 2012	March 31, 2011
Income for current and previous three quarters	31,094	23,834
Interest expense after tax	872	644
Income before interest expense	31,966	24,478
Capital employed—opening	202,310	177,048
Capital employed—closing	213,965	202,310
Capital employed—average	208,138	189,679

ROACE	15.4%	12.9%

Share-based compensation

There are a number of share-based compensation plans for Shell employees.

The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2011. The following table presents the number of shares and American Depositary Shares (“ADSs”) in the Company conditionally awarded under the PSP outstanding as at March 31, 2012. The measurement period for the shares granted is three years.

PSPs	Class A shares	Class B shares	Class A ADSs
Outstanding at March 31, 2012 (thousands)	27,299	10,507	8,599

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 22

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of the Company which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

The following table presents the number of shares and ADSs in the Company under option as at March 31, 2012, and the range of expiration dates.

Share option plans	Class A shares	Class B shares	Class A ADSs
Under option at March 31, 2012 (thousands)	23,900	6,264	5,587

Range of expiration dates	May 2012 – Aug 2016	May 2012 – Nov 2014	May 2012 – May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the three months ended March 31, 2012, the consolidated unaudited ratio of earnings to fixed charges of Shell. With effect from 2011, accretion expense is excluded from interest expensed and fixed charges. The comparative annual information is presented consistently.

	Three months ended March 31,	$ million Years ending December 31,
	2012	2011	2010	2009	2008	2007

Pre-tax income from continuing operations before income from equity investees	12,416	46,923	29,391	16,044	43,374	42,342
Total fixed charges[1]	550	1,608	1,684	1,669	2,009	1,840
Distributed income from equity investees	2,582	9,681	6,519	4,903	9,325	6,955
Less: interest capitalised	150	674	969	1,088	870	667

Total earnings	15,398	57,538	36,625	21,528	53,838	50,470

Interest expensed and capitalised[1]	487	1,209	1,218	902	1,371	1,235
Interest within rental expense	63	399	466	767	638	605

Total fixed charges	550	1,608	1,684	1,669	2,009	1,840

Ratio earnings/fixed charges	28.00	35.78	21.75	12.90	26.80	27.43

[1]	With effect from 2011, accretion expense is excluded from interest expensed and fixed charges. Comparative information is presented consistently.

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as of March 31, 2012. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2012
Equity attributable to Royal Dutch Shell plc shareholders	177,647
Current debt[A]	5,657
Non-current debt[A]	29,116

Total debt[B] [C]	34,773

Total capitalisation	212,420

[A]	Includes a combined total of $2.2 billion of certain tolling commitments.
[B]	Of total debt, $30.1 billion was unsecured and $4.7 billion was secured.
[C]	Includes, as at March 31, 2012, $26.2 billion of debt of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (2011: $28.7 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at March 31, 2012, Shell also had outstanding guarantees of $3.4 billion, of which $2.2 billion related to debt of equity-accounted investments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 23